Exhibit (a)(1)(A)

Offer to Purchase

All of the Outstanding Shares of Common Stock

of

AUSPEX PHARMACEUTICALS, INC.

at

$101.00 Net Per Share in Cash

by

AURUM MERGER SUB, INC.

a wholly owned subsidiary of

Teva Pharmaceutical Industries Ltd.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON TUESDAY, MAY 5, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), at a price of $101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 29, 2015 (together with any amendments or supplements thereto, the “Merger Agreement”), among Auspex, Teva Pharmaceutical Industries Ltd., an Israeli corporation and our parent (“Teva”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Auspex, with Auspex as the surviving corporation (the “Merger”).

Auspex’s board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable to, and in the best interest of, Auspex and its stockholders, (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), (iii) approved the execution, delivery and performance by Auspex of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that Auspex’s stockholders tender their shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer, but the Offer is subject to various other conditions, including (i) there having been validly tendered and not validly withdrawn prior to the Expiration Date, as it may have been extended pursuant to the Merger Agreement, Shares which, excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, represents at least one more than 50% of the sum of (A) the total number of Shares outstanding at the time of expiration of the Offer, including certain stock awards, (B) the aggregate number of Shares issuable to holders of options and warrants from which Auspex has received notices of exercise prior to the expiration of the Offer and as to which Shares have not yet been issued to such exercising holders, and (C) the aggregate number of Shares that will be issuable upon the deemed exercise of certain outstanding warrants to purchase Shares, excluding any warrants included in (B); (ii) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; and (iii) other customary conditions described in this Offer to Purchase as set forth in Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

April 7, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company (the “Depositary”) for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to our Information Agent:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: ASPX@mackenziepartners.com

Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

The following are some questions you, as a stockholder of Auspex, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to more complete descriptions of the topics covered here. Questions or requests for assistance may be directed to MacKenzie Partners, our Information Agent, at its address and telephone numbers as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser. References to “dollars” and “$” shall be to United States dollars. Capitalized terms used but not defined in the summary term sheet are as defined elsewhere in this Offer to Purchase.

Securities Sought:	All of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), that are issued and outstanding.

Price Offered Per Share:	$101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”).

Scheduled Expiration Date:	12:01 A.M., Eastern Time, on Tuesday, May 5, 2015, unless the Offer (as defined below) is extended.

Purchaser:	Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd. (“Teva”), an Israeli corporation.

Auspex Board Recommendation:	Auspex’s board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable to, and in the best interest of, Auspex and its stockholders, (ii) approved the execution, delivery and performance by Auspex of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) agreed that the Merger Agreement shall be subject to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and (iv) resolved to recommend that Auspex’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Who is offering to buy my Shares?

The Offer is by Purchaser, a recently formed Delaware corporation and a wholly owned subsidiary of Teva. We have been organized in connection with this Offer and have not carried on any activities other than entering into the Merger Agreement relating to, and activities in connection with, this Offer. Teva is a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty pharmaceutical products. As the world’s leading generic medicines company with a strong specialty medicines portfolio, Teva is strategically positioned to benefit from current changes in the global healthcare environment and seeks to address unmet patient needs while capitalizing on evolving market, economic and legislative dynamics in global healthcare. Teva was incorporated in Israel on February 13, 1944. See Section 9.

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the Introduction and Section 1.

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $101.00 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Is there any agreement governing the Offer?

Yes. Auspex, Teva and Purchaser entered into an Agreement and Plan of Merger on March 29, 2015. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11.

Why are you making this Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, following the Merger, the entire equity interest in Auspex. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Teva and Auspex will consummate the Merger on the same date that we accept, for the first time, for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition the (“Offer Acceptance Time”) except if the remaining conditions to the Merger have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived without any action by the stockholders of Auspex in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), Auspex will become a wholly owned subsidiary of Parent. See Sections 1 and 11.

What does the Auspex Board of Directors recommend?

Auspex’s board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other Transactions are advisable to, and in the best interest of, Auspex and its stockholders, (ii) approved the execution, delivery and performance by Auspex of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, and (iv) resolved to recommend that Auspex’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Auspex’s full statement on the Offer is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which it has filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of our Schedule TO dated April 7, 2015 (the “Schedule TO”). See also the Introduction.

What are the most significant conditions of the Offer?

The Offer is conditioned upon, among others things, the following:

•	there having been validly tendered and not validly withdrawn prior to the Expiration Date, as it may have been extended pursuant to the Merger Agreement, that number of Shares which, excluding any

Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, represents at least one more than 50% of the sum of (i) the total number of Shares outstanding at the time of expiration of the Offer, including Shares subject to restricted stock awards (“Auspex Restricted Stock”) and Shares deemed issued under Auspex’s 2014 employee stock purchase plan (“ESPP”), (ii) the aggregate number of Shares issuable to holders of outstanding options and warrants for which Auspex has received notices of exercise prior to the expiration of the Offer and as to which Shares have not yet been issued, and (iii) the aggregate number of Shares that will be issuable upon the deemed exercise of certain outstanding warrants to purchase Shares, excluding any warrants included in (ii) (such majority, the “Minimum Condition”);

•	the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated (the “Antitrust Condition”); and

•	other customary conditions described in this Offer to Purchase as set forth in Section 13.

We and Teva have the ability in our sole discretion to waive any of the conditions to the Offer, in whole or in part at any time and from time to time, other than the Minimum Condition.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses is approximately $3.5 billion. Teva is a publicly traded company with an equity market capitalization of approximately $54.4 billion (based upon the closing price of Teva shares on the New York Stock Exchange on April 6, 2015) and will provide Purchaser with sufficient funds to purchase the Shares in the Offer. The Offer is not conditioned upon entering into any financing arrangements. See Sections 11 and 12.

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	The consummation of the Offer is not subject to any financing condition;

•	The Offer is being made for all Shares solely for cash;

•	If the Offer is completed, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer; and

•	We, through Teva, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger. See Section 12.

What percentage of Shares do you or your affiliates currently own?

Neither Purchaser nor Teva or any of their respective controlled affiliates currently owns any Shares.

How long do I have to decide whether to tender in the Offer?

You will have at least until 12:01 A.M., Eastern Time, on Tuesday, May 5, 2015, to decide whether to tender your Shares in the Offer, unless we extend the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of this Offer to Purchase. See also Section 1.

Can the Offer be extended, and under what circumstances?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the Extension Deadline. The “Extension Deadline” means the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) September 30, 2015 as summarized below in Section 11. Pursuant to the Merger Agreement:

•	We may, in our discretion, if any Offer condition is not satisfied or waived, extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer condition to be satisfied.

•	We are obligated to extend the Offer from time to time for any period legally required or to satisfy any interpretation or position of the SEC or The NASDAQ Stock Market, LLC (“NASDAQ”) applicable to the Offer.

•	We are also obligated to extend the Offer from time to time for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

•	At the request of Auspex, we will be required to extend the Offer on one or more occasions for an additional period of up to ten business days per extension if, as of the scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived, to permit such condition to be satisfied.

The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline or, at the request of Auspex, for more than two incremental periods of ten business days in the event that each Offer condition (other than the Minimum Condition) has been satisfied or waived. If we extend the Offer, such extension will extend the time that you will have to tender your Shares.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, the Depositary for this Offer, of that fact and will issue a press release giving the new Expiration Date no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer, not later than the time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ Global Market trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3.

If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 3.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3) and a duly completed and validly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2.

Until what time can I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer and, unless previously accepted for payment as provided in this Offer to Purchase, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase. See Section 4.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4.

Will the Offer be followed by the Merger if all Shares are not tendered?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Auspex’s stockholders pursuant to Section 251(h) of the DGCL. If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. See Section 11.

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Teva or Auspex are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of the parties under the Merger Agreement, we expect the Merger to occur on the same date as the Offer Acceptance Time without a subsequent offering period. See Section 11.

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Following the consummation of the Offer, we, Teva and Auspex expect to consummate the Merger in accordance with Section 251(h) of the DGCL, after which Auspex as the surviving corporation will be a wholly owned subsidiary of Teva and the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to cause Auspex to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 7.

What is the market value of my Shares and the “premium” that I am receiving?

The Offer Price of $101.00 per Share represents an approximate:

•	42.4% premium to the closing price per Share reported on the NASDAQ Global Market on March 27, 2015, the last full trading day before we announced the execution of the Merger Agreement; and

•	37.9% premium over the average closing trading prices for the Shares for the 30-day period ended on March 27, 2015.

On March 27, 2015, the last full trading day before we announced our intention to make the Offer, the last reported closing price per Share reported on the NASDAQ Global Market was $70.91 per Share. See Section 6.

Have any Auspex stockholders already agreed to tender their Shares in the Offer?

Yes. Concurrently with entering into the Merger Agreement, the directors and officers of Auspex and certain stockholders affiliated with such directors entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Teva, pursuant to which each such director, executive officer and affiliated stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. As of March 29, 2015, approximately 27% of the outstanding Shares were subject to the Tender and Support Agreement. See Section 11.

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as set forth in the Introduction and Section 13 are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you (or your broker, dealer, commercial bank, trust company or other nominee on your behalf) an amount equal to the number of Shares you tendered multiplied by $101.00 in cash (less any required withholding taxes and without interest), promptly following expiration of the Offer. See Sections 1 and 2.

How will my outstanding options, equity awards and warrants be treated in the Offer and the Merger?

The Offer is being made only for Shares, and not for options to purchase Shares (“Auspex Options”) or restricted stock units with respect to Shares (“Auspex RSUs”); however, holders of outstanding Auspex Options and Auspex RSUs will be entitled to certain consideration in the Merger as described below and in Section 11.

Each unvested Auspex Option that is outstanding as of immediately prior to the Effective Time will be accelerated and become fully vested and exercisable immediately prior to the Effective Time, and each Auspex Option that is then outstanding and unexercised will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such fully vested Auspex Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Offer Price in cash (the “Merger Consideration”) over (y) the exercise price payable per Share under such Auspex Option, less any applicable withholding taxes.

Each unvested Auspex RSU that is outstanding as of immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. In settlement of such vested Auspex RSUs, as of the Effective Time, each Auspex RSU will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares otherwise issuable with regard to such fully vested Auspex RSUs immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, less any applicable withholding taxes.

Holders of outstanding Auspex Options or Auspex RSUs may participate in the Offer only if they first exercise such Auspex Options (to the extent exercisable) or become vested in such Auspex RSUs which are then settled in Shares in accordance with the terms of the applicable Auspex Equity Plan and other applicable Auspex award agreements and tender the Shares, if any, issued upon such exercise or settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the expiration of the Offer to assure that the holder of such outstanding Auspex Options or Auspex RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3.

Each unvested share of Auspex Restricted Stock that is outstanding as of immediately prior to the Offer Acceptance Time shall be accelerated and become fully vested such that the Auspex’s right to reacquisition or repurchase, as applicable, shall lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, each share of Auspex common stock underlying each Auspex Restricted Stock Award that is outstanding shall be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to this Offer.

Each warrant to purchase Shares (“Auspex Warrant”) that is issued and outstanding immediately prior to the Offer Acceptance Time, unless otherwise elected by the holder of any such Auspex Warrant, shall be deemed exercised immediately prior to the Offer Acceptance Time pursuant to the terms of such Auspex Warrant.

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Each stockholder is urged to consult with its own tax advisors to determine the particular tax consequences to it (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more detailed explanation of U.S. federal income tax considerations relevant to the Offer and the Merger, see Section 5.

If I object to the price being offered, will I have appraisal rights?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Auspex’s stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Auspex’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Auspex. The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer and the Merger. If any stockholder of Auspex who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

The foregoing summary of the rights of Auspex’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of law or the procedures to be followed by the stockholders of Auspex desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL. A copy of Section 262 is included as Annex 2 of Schedule 14D-9. See also Section 15.

With whom may I talk if I have questions about the Offer?

You can call MacKenzie Partners, our Information Agent, toll-free at (800) 322-2885. See the back cover of this Offer to Purchase.

To All Holders of Shares of

AUSPEX PHARMACEUTICALS, INC.

INTRODUCTION

Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), at a price of $101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 29, 2015 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Auspex, Teva Pharmaceutical Industries Ltd., an Israeli corporation and our parent (“Teva”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Auspex, and Auspex will be the surviving corporation and a wholly owned subsidiary of Teva (such corporation, the “Surviving Corporation” and such merger, the “Merger”). Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker or bank, you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability; provided that the required information is timely provided to the IRS. See Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition, but the Offer is subject to other conditions, including, among others, the Minimum Condition and the Antitrust Condition (as each is defined in Section 13—“Conditions of the Offer”).

Based upon information that Auspex has provided us on April 6, 2015, the Minimum Condition will be satisfied if 16,021,354 Shares are validly tendered and not withdrawn prior to the expiration time of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Condition will depend upon the actual number of then outstanding Shares at the expiration time of the Offer.

Purchaser reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Condition. The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offer will expire at 12:01 A.M., Eastern Time, on Tuesday, May 5, 2015, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

Auspex’s board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable to, and in the best interest of, Auspex and its stockholders, (ii) approved the execution, delivery and performance by Auspex of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, and (iv) resolved to recommend that Auspex’s stockholders tender their Shares to Purchaser pursuant to the Offer.

For factors considered by Auspex’s board of directors, see Auspex’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of Auspex and each Share owned by Purchaser immediately prior to the Effective Time, which will be canceled and retired without any conversion thereof, and no payment or distribution will be made with respect thereto, and any dissenting Shares) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements.” Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes the material United States federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Auspex will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Auspex. We, Teva and Auspex will consummate the Merger on the same date as the Purchaser accepts, for the first time, payment for Shares that satisfy the Minimum Condition (the “Offer Acceptance Time”), except if the remaining conditions to the Merger have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived without a meeting of stockholders of Auspex in accordance with Section 251(h) of the DGCL. See Section 11—“Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered, and not properly withdrawn, prior to the Expiration

Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:01 A.M., Eastern Time, on Tuesday, May 5, 2015, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13— “Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements—Merger Agreement—Termination” occur.

To the extent permitted by applicable law, we may waive any condition and make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Auspex:

(1)	decrease the Offer Price;

(2)	change the form of consideration payable in the Offer;

(3)	decrease the maximum number of Shares sought to be purchased in the Offer;

(4)	impose conditions or requirements to the Offer in addition to the Offer conditions (see Section 13);

(5)	amend or modify any of the Offer conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares;

(6)	change or waive the Minimum Condition;

(7)	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; and

(8)	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

We may, in our sole and absolute discretion, increase the Offer Price without the consent of Auspex. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, subject to compliance with the Exchange Act, and the restrictions previously identified in items (1) through (8) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may, if any Offer condition is not satisfied or waived, extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer condition to be satisfied. In some cases, we are required to extend the offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) September 30, 2015 (such date, the “Extension Deadline”). We are obligated to extend the Offer from time to time for any period legally required or to satisfy any interpretation or position of the SEC or NASDAQ applicable to the Offer. We are also obligated to extend the Offer from time to time, for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated. At the request of Auspex, we will be required to extend the Offer on one or more occasions for an additional period of up to ten business days per extension if, as of the scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived, to permit such condition to be satisfied. The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline or, at the request of Auspex, for more than two incremental periods of ten business days in the event that each Offer condition (other than the Minimum Condition) has been satisfied or waived. See Section 11—“Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements.”

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Teva and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the PR Newswire (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the SEC.

On the same day as the Offer Acceptance Time, we are required to consummate the Merger, unless the remaining conditions to the Merger have not been satisfied or waived by such date, in which case we are required to consummate the Merger on no later than the first business day on which such conditions are satisfied or waived, without a vote of the stockholders of Auspex pursuant to Section 251(h) of the DGCL.

Auspex has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Auspex’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares;” (b) a Letter of Transmittal (or facsimile thereof), duly completed and validly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal); and (c) any other documents required by the Letter of Transmittal or any other customary documents that may be required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a duly completed and validly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of

Transmittal), in each case, prior to the Expiration Date or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), duly completed and validly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a duly completed and validly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a duly completed and validly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a duly completed and validly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), duly completed and validly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Auspex, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Teva, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Teva, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If we extend the Offer, we delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of United States federal income tax considerations relevant to the Offer or the Merger, as the case may be, applicable to Auspex stockholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations (possibly with retroactive effect). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary does not address all aspects of United States federal income taxation which may be relevant to particular Auspex stockholders in light of their individual investment circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, mutual funds, insurance companies, dealers or traders in securities or currencies, expatriates, real estate investment trusts, taxpayers subject to anti-inversion rules of Section 7874 of the Code, taxpayers subject to alternative minimum tax and tax-exempt organizations) or to stockholders who acquired Auspex common stock, par value $.0001 per share (“Auspex Common Stock”) in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential United States federal income tax consequences of the Offer and the Merger. This summary also does not address the effect of other United States federal tax laws (such as the Medicare tax on certain investment income and estate and gift tax laws) or under any applicable state, local or non-United States tax laws. We urge you to consult your tax advisor with respect to the particular United States federal, state, and local, or non-United States tax consequences of the Offer and the Merger to you.

If a partnership holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership that holds Shares, you should consult your tax advisor regarding the tax considerations relevant to the Offer and the Merger.

U.S. Holders

For purposes of this summary, a “U.S. holder” is a beneficial owner of Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof; (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as United States person under the Code.

General

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between such U.S. holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Information Reporting and Backup Withholding

Information reporting to the IRS generally will be required with respect to payments of the Offer Price or the Merger Consideration, as applicable, to holders other than corporations and other exempt recipients. In addition, under the “backup withholding” provisions of the United States federal income tax laws, the applicable payor may be required to withhold a portion of the amount of payments made to certain holders pursuant to the Offer or the Merger, as applicable. In order to prevent United States federal income tax backup withholding with respect to payments, a U.S. holder must provide the applicable payor with such holder’s correct taxpayer identification number (“TIN”) and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder, and payments to the holder pursuant to the Offer or the Merger, as applicable, may be subject to backup withholding. All U.S. holders should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. holder” is a beneficial owner, other than a partnership, of Shares that is, (i) a nonresident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

The following discussion applies only to Non-U.S. holders, and assumes that no item of income, gain, deduction or loss derived by the Non-U.S. holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-U.S. holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-U.S. holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion of backup withholding below, the receipt of the Offer Price or the Merger Consideration, as applicable, by a Non-U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger generally will be exempt from United States federal income tax unless:

•	the Non-U.S. holder is an individual that holds Shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Auspex is or has been a United States real property holding corporation for United States federal income tax purposes and the Non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

Auspex has not been, is not and does not anticipate becoming a United States real property holding corporation prior to the date of the consummation of the Offer and the Merger for United States federal income tax purposes.

Backup Withholding Tax

A Non-U.S. holder may be subject to backup withholding tax at the applicable rate with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger, unless the Non-U.S. holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-U.S. holder is not a United States person or the Non-U.S. holder otherwise establishes an exemption from backup withholding in a manner satisfactory to the applicable payor. See Section 3—“Procedure for Tendering Shares.” Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends

According to Auspex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, the Shares are traded on the NASDAQ Global Market under the symbol “ASPX” and began trading on the NASDAQ Global Market on February 5, 2014. The following table sets forth the high and low sales prices per Share on the NASDAQ Global Market with respect to the fiscal year ended December 31, 2014 as stated in Auspex’s Annual Report on Form 10-K for the year ended December 31, 2014 and from public sources with respect to the subsequent period noted below.

	High	Low
Current Fiscal Year:
First Quarter (through April 6, 2015)	$100.86	$50.25

	High	Low
Fiscal Year Ended December 31, 2014
First Quarter (from February 5, 2014)	$35.78	$13.25
Second Quarter	$33.09	$14.75
Third Quarter	$26.59	$17.01
Fourth Quarter	$54.50	$22.53

On March 27, 2015, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NASDAQ Global Market during normal trading hours was $70.91 per Share. On April 6, 2015, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ Global Market during normal trading hours was $100.45 per Share. Auspex has never paid dividends on its common stock. In Auspex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Auspex indicated that it anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, under the terms of the Merger Agreement, Auspex is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Teva. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Auspex, and Auspex will be the Surviving Corporation. The Certificate of Incorporation of the Surviving Corporation will be the Certificate of Incorporation of the Purchaser and the Bylaws of Purchaser will be the Bylaws of the Surviving Corporation until changed or amended. The directors and officers of Purchaser will be the initial directors and officers of the Surviving Corporation.

If the Offer is consummated but the Merger does not take place on the same day, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. In the Merger, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser and Auspex intend to consummate the Merger on the same day as the Offer Acceptance Time.

NASDAQ Listing. If the Shares remain listed on the NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on the NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on the NASDAQ would be discontinued and the market for the Shares could be adversely affected.

In the event the Shares were no longer listed on the NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would , however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Auspex upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Auspex to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met and, in any event, following the consummation of the Merger. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Auspex to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14 (a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Auspex.

Furthermore, the ability of “affiliates” of Auspex and persons holding “restricted securities” of Auspex to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Auspex

The following description of Auspex and its business has been taken from Auspex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (with some conforming changes), and is qualified in its entirety by reference to such report. We do not take responsibility for the accuracy or completeness of the information contained in such document or for any failure by Auspex to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us.

Auspex is a biopharmaceutical company focused on the development and commercialization of novel medicines for people with movement disorders and other rare diseases, including orphan diseases, which are rare diseases that affect fewer than 200,000 people in the United States. Auspex’s pipeline includes product candidates to address unmet medical needs in hyperkinetic movement disorders, such as chorea (abnormal involuntary movements) associated with Huntington’s disease, an orphan disease, tardive dyskinesia and Tourette syndrome in the pediatric population which has been deemed an orphan disease, as well as other orphan indications.

Auspex’s lead product candidate, SD-809, is a small molecule inhibitor of vesicular monoamine transporter 2, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. A number of hyperkinetic movement disorders are triggered by abnormal dopamine regulation in the brain. Auspex recently completed a successful Phase 3 clinical trial of SD-809 for the potential treatment of chorea associated with Huntington’s disease. In this trial, which Auspex refers to as First-HD, SD-809 met its primary efficacy endpoint of a statistically significant improvement in the total maximal chorea score on the Unified Huntington’s Disease Rating Scale, over placebo, as well as showing significant improvements in multiple secondary endpoints including patient global impression of change, clinical global impression of change, and the physical functioning scale of the 36-Item Short-Form Health Survey developed by the RAND Corporation, or the SF-36, a measure of quality of life. In First-HD, SD-809 showed a desirable safety and tolerability profile with low rates of depression, somnolence, akathisia/restlessness and anxiety.

In addition to the Huntington’s disease and tardive dyskinesia programs, Auspex has initiated an open-label preliminary efficacy, pharmacokinetic and safety Phase 1b clinical trial of SD-809 for the treatment of tics associated with Tourette syndrome. Auspex plans to enroll approximately 20 subjects to evaluate preliminary efficacy and safety, in addition to studying the pharmacokinetics of SD-809 in adolescents. Auspex expects topline data from this trial by mid-2015.

Auspex was founded in February 2001 and incorporated in California. It subsequently reincorporated under the state laws of Delaware in June 2007. Auspex’s principal executive offices and corporate headquarters are located at 3333 N. Torrey Pines Court, Suite 400, La Jolla, California 92037 and its telephone number at such location is (858) 558-2400.

Available Information. Auspex is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Auspex’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Auspex’s securities, any material interests of such persons in transactions with Auspex, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Auspex’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Auspex, who file electronically with the SEC. The address of that site is www.sec.gov. Auspex also maintains an Internet website at www.auspexpharma.com. The information contained in, accessible from or connected to Auspex’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Auspex’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Auspex contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources.

9.	Certain Information Concerning Purchaser and Teva

Purchaser. Purchaser is a Delaware corporation incorporated in March 2015 and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. We are a wholly owned subsidiary of Teva. Purchaser’s principal executive offices and corporate headquarters are located at c/o Teva Pharmaceuticals USA, Inc., 1090 Horsham Road, North Wales, Pennsylvania 19454, where our telephone number is (215) 591-3000.

Teva Pharmaceutical Industries Ltd. Teva (NYSE: TEVA) is a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty pharmaceutical products. Teva’s business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments, such as our joint venture with The Procter & Gamble Company for the sale of over the counter products. As the world’s leading generic medicines company with a strong specialty medicines portfolio, Teva is strategically positioned to benefit from current changes in the global healthcare environment. We seek to address unmet patient needs while capitalizing on evolving market, economic and legislative dynamics in global healthcare. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide accessible healthcare solutions, legislative and regulatory reforms, an increase in patient awareness and the growing importance of over-the-counter medicines. We believe that our dedicated leadership and employees, world-leading generics expertise and portfolio, focused specialty portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics. Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, and our telephone number is +972-3-926-7267.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Teva and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Teva, Purchaser or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, including in connection with the Tender and Support Agreement, or in Schedule A: (a) none of Teva, Purchaser or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Teva, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Auspex; (b) none of Teva, Purchaser or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Auspex during the past 60 days; (c) none of Teva, Purchaser, their subsidiaries or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Auspex (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Teva, Purchaser, their subsidiaries or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Auspex or any of its executive officers, directors or affiliates, on the other hand; and (e) other than the transaction described in the Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between any of Teva, Purchaser, their subsidiaries or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Auspex or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Auspex’s securities, an election of Auspex’s directors or a sale or other transfer of a material amount of assets of Auspex.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger; and (d) Teva has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.	Background of the Offer; Contacts with Auspex

Background of the Offer and the Merger; Past Contacts or Negotiations between Teva and Auspex

In the ordinary course of its business, Teva seeks to enhance its product line and develop a balanced portfolio of differentiated products, including through selective company acquisitions, in-licensing and product acquisitions. As such, Teva’s management regularly has discussions with other firms in the pharmaceutical industry, investment bankers and industry consultants.

In June 2013, Dr. Pratik Shah, the Chief Executive Officer of Auspex, had an introductory conversation with a senior-level representative of Teva at the Huntington’s Disease Society of America Annual Meeting in Jacksonville, Florida.

In January 2014, Dr. Shah and other representatives of the Auspex senior management had an in-person meeting with a senior-level representative of Teva during the J.P. Morgan Global Healthcare Conference in San Francisco, California to discuss potential strategic opportunities. On January 28, 2014, Auspex and Teva executed a confidentiality agreement in connection with such discussions.

Between January 31, 2014 and February 27, 2014, representatives of Auspex’s senior management and representatives of Teva had telephonic meetings to discuss Auspex programs and pipeline opportunities. At the time, Teva was primarily interested in partnering opportunities for SD-809 and SD-560.

In February 2014, Auspex completed an initial public offering (IPO) of its shares on NASDAQ at a public offering price of $12.00 per share.

Between March 2014 and December 2014, representatives of Auspex’s senior management and representatives of Teva had multiple telephonic and in-person meetings to discuss a potential strategic relationship.

On December 16, 2014, Auspex announced positive topline efficacy and safety results from its Phase 3 registration trial evaluating its lead compound SD-809 for the treatment of chorea associated with Huntington’s disease.

On December 16, 2014, a representative of Auspex’s senior management shared the announcement of the positive Phase 3 data on its lead program with a representative of Teva and offered to set up a telephonic meeting to discuss the results. The representatives of Teva suggested a meeting in conjunction with the J.P. Morgan Global Healthcare Conference in San Francisco, California, in January 2015.

In January 2015, Auspex announced favorable topline safety results from its thorough QT (“TQT”) clinical trial evaluating the effects of its lead compound SD-809 on cardiac repolarization. Also, in January 2015, the U.S. Food and Drug Administration granted orphan drug designation to Auspex’s investigational compound SD-809 for the treatment of Tourette syndrome in the pediatric population. Further, in January 2015, Auspex announced the acquisition of remaining global rights to the SD-1077 program for Parkinson’s disease through the acquisition of Imphar AG.

On January 15, 2015, at the J.P. Morgan Global Healthcare Conference, representatives of Teva met with Dr. Shah and representatives of Auspex’s senior management team in San Francisco, California. At the meeting, Dr. Michael Hayden, the President of Global R&D and Chief Scientific Officer of Teva, for the first time, expressed an interest in a potential acquisition of Auspex.

On January 23, 2015, representatives of Teva held an in-person/webcast meeting with Dr. Shah and representatives of Auspex’s senior management to discuss a potential strategic transaction.

On January 26, 2015, Teva’s commercial team participated in a webcast call with Dr. Shah and representatives of Auspex’s senior management in connection with the continuation of discussions regarding a potential strategic transaction between Teva and Auspex.

On January 28, 2015, Auspex announced the completion of a follow-on common share offering at a public offer price of $56.50 per share.

On February 2 and 6, 2015, representatives of Auspex’s senior management participated in calls with Teva’s business development team to continue discussions relating to a potential strategic transaction.

On February 9 and 10, 2015, Dr. Shah, Dr. Bharatt Chowrira, Auspex’s Chief Operating Officer, and Dr. Samuel Saks, Auspex’s Chief Development Officer, participated in in-person meetings with several of Teva’s senior executives in Israel. Dr. Shah informed Teva that given the significant inbound interest in acquiring Auspex, Auspex’s board of directors (the “Auspex Board”) would like to evaluate possible strategic proposals, preferably by the end of the first quarter in 2015. At these meetings, Teva indicated to Dr. Shah and other representatives of Auspex that Teva had a strong interest in acquiring Auspex and intended to submit a proposal for the acquisition of Auspex, following the completion of its ongoing internal due diligence process.

On February 17, 2015, Dr. Shah, representatives of Auspex’s senior management and J.P. Morgan Securities LLC (“J.P. Morgan”), Auspex’s financial advisor, contacted Teva to determine Teva’s potential interest in pursuing a strategic transaction with Auspex.

On February 24, 2015, Teva submitted to Auspex a non-binding proposal to acquire Auspex for a range of $85-$95 per share in an all-cash transaction.

On March 1, 2015, Auspex and Teva entered into a new confidentiality agreement containing a standstill provision and other customary terms (the “Confidentiality Agreement”). The standstill terminates if a third party commences a tender offer for at least 50% of Auspex’s outstanding common stock that the Auspex Board recommends or a third party enters into an agreement with Auspex contemplating the acquisition of at least 50% of the outstanding common stock of Auspex.

Between March 11 and March 13, 2015, representatives of Teva held several telephonic meetings with Auspex’s representatives to conduct finance, tax, human resource, intellectual property, legal, research and development, chemistry and manufacturing and commercial due diligence.

On March 13, 2015, a representative of J.P. Morgan sent a process letter to Teva requesting a proposal by March 23, 2015. The process letter also included a form merger agreement that had been prepared by Auspex’s outside counsel, Cooley LLP (“Cooley”). The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer and proposed a termination fee equal to 2.5% of Auspex’s equity value.

On March 17, 2015, Dr. Shah had a telephonic conversation with a representative of Teva. The representative of Teva communicated to Dr. Shah that Teva would need an extension of time beyond March 23, 2015 in order for Teva to complete its internal board review and approval process. Dr. Shah agreed to accommodate Teva’s request provided that Teva and its legal advisors worked with Auspex’s legal advisors to negotiate the merger agreement so that if the parties reached agreement on price, the merger agreement could be executed by the end of March. The Teva representative assured Dr. Shah that Teva would work diligently towards accommodating Auspex’s timeline.

On March 20, 2015, Teva’s executive committee held a meeting to discuss the ongoing discussions with, and Teva’s possible acquisition of, Auspex.

On March 23, 2015, Teva’s executive committee met again to further consider a possible acquisition of Auspex, including to review the results of due diligence and discussions to date. The executive committee determined that it was in Teva’s best interest to continue to pursue the possible acquisition of Auspex.

Later on March 23, 2015, Teva submitted to Auspex a revised draft of the merger agreement and transmitted a tender and support agreement pursuant to which certain key stockholders of Auspex would agree to support Teva’s proposed transaction, prepared by Teva’s counsel, Goodwin Procter LLP (“Goodwin”). Teva included with such materials a letter indicating that Teva was completing its internal board review and approval process expeditiously. In the markup of the merger agreement, Teva proposed, among other things, that the termination fee equal 3.5% of Auspex’s equity value.

On March 24, 2015, the Science and Technology Committee of Teva’s board of directors (the “Science and Technology Committee”) met with members of Teva’s senior management to discuss Teva’s possible acquisition of Auspex. Management reported to the Science and Technology Committee on the strategic rationale for the transaction from a scientific perspective and its due diligence findings. In addition, the Science and Technology Committee conducted a detailed review of the status of the research and development programs at Auspex. The Science and Technology Committee expressed support for management’s continued negotiations with Auspex.

Later on March 24, 2015, representatives of Teva senior management called Dr. Shah by phone to provide an update on Teva’s internal review and approval process through various committees. The representatives of Teva senior management indicated to Dr. Shah that Teva would be able to provide further updates following Teva’s board meeting, which Teva intended to convene by the end of the month. The representatives of Teva senior management indicated that based on their current analysis Teva would likely be proposing a transaction at the high end of the $85-$95 per share range that Teva had previously presented to Auspex. Dr. Shah advised them that based on the recent Auspex Board meeting and the competitive nature of this transaction, the Teva proposal would need to be aggressive.

On March 25, 2015, the Finance Committee of Teva’s board of directors (the “Finance Committee”) met with members of Teva’s senior management to discuss Teva’s possible acquisition of Auspex. Management presented a summary of its due diligence and financial analysis of the transaction, including a discussion of the consideration to be paid to Auspex’s stockholders. Management also reported to the Finance Committee on the status of negotiations. Management noted that Dr. Shah advised them that based on the recent Auspex Board meeting and the competitive nature of this transaction, the Teva proposal would need to be aggressive. In addition, the Finance Committee received a report on the meeting of the Science and Technology Committee from a member of such committee. After reviewing the financial analysis, the Finance Committee determined to recommend that the full board of directors approve the transaction.

On March 25, 2015, Cooley submitted to Goodwin a revised draft of the merger agreement. In the markup of the merger agreement, Cooley proposed, among other things, that the termination fee equal 3.0% of Auspex’s equity value.

On March 26, 2015, Teva’s Board met with members of the Teva senior management team to discuss the proposed transaction with Auspex. The members of senior management reported to the board on the results of due diligence, negotiations to date, and certain financial analyses. With respect to Auspex’s product pipeline, members of senior management noted that, assuming FDA approvals for all indications are obtained on the expected timeframe, they believed Teva could achieve annual U.S. sales of approximately $2 billion, for all Auspex products currently in development, after five full years of sales of SD-809 for the tardive dyskinesia indication, and that additional commercial opportunities might also be realized. The members of senior management also reported that Dr. Shah had advised them that the Teva proposal would need to be aggressive given the competitive nature of the process. After discussion, the board authorized management to submit a proposal to acquire Auspex and to finalize a merger agreement with Auspex within the parameters discussed at the meeting.

Also on March 26, 2015, Dr. Shah and a representative of Auspex senior management held a telephonic call with senior executives of Teva. The representatives from Teva indicated to Dr. Shah that Teva had received internal senior management and board approval to proceed with the proposed transaction with Auspex. Dr. Shah asked the Teva executives to provide an indication as to the price per share that Teva was considering for the new offer. A Teva representative indicated that Teva would be willing to offer up to $100 per share. Dr. Shah advised the Teva representative that Teva’s offer would need to be higher than $100 per share in order to have a realistic chance of obtaining Auspex Board approval.

Later on March 26, 2015, Goodwin submitted to Cooley a revised draft of the merger agreement. In the markup of the merger agreement, Teva proposed, among other things, that a termination fee in the range of 3.0% to 3.5%. Between March 26, 2015 and March 27, 2015, Cooley and Goodwin held multiple conference calls to discuss open issues with the merger agreement.

On March 27, 2015, Teva submitted a revised final proposal to acquire Auspex for $101 per share, representing an equity value of $3.5 billion. The proposal also requested exclusivity for seven days. Auspex did not formally respond to the request for exclusivity and no exclusivity was granted to Teva.

Between March 27 and March 29, 2015, Cooley and representatives of Auspex’s senior management, on the one hand, and Goodwin and representatives of Teva on the other hand, continued to negotiate the merger agreement and the tender and support agreement. On March 29, 2015, the parties finalized the terms of the merger agreement and tender and support agreement.

Later in the day on March 29, 2015, after the Auspex Board meeting during which the Merger Agreement and the Transactions were approved, the Merger Agreement and Tender and Support Agreement were signed. Teva and Auspex issued a joint press release announcing the execution of the Merger Agreement prior to the open of U.S. markets on March 30, 2015.

11.	Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer and Plans for Auspex

The purpose of the Offer and the Merger is for Teva and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Auspex. Pursuant to the Merger, we will acquire all of the stock of Auspex not purchased pursuant to the Offer or otherwise. Stockholders of Auspex who sell their Shares in the Offer will cease to have any equity interest in Auspex or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Auspex. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Auspex will not bear the risk of any decrease in the value of Auspex.

If the Offer is consummated, we do not anticipate seeking the approval of Auspex’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Auspex in accordance with Section 251(h) of the DGCL on the same day as the Offer Acceptance Date.

We are conducting a detailed review of Auspex and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Transactions. We will continue to evaluate the business and operations of Auspex during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Auspex’s business, operations, capitalization and management with a view to optimizing development of Auspex’s potential. We expect that all aspects of Auspex’s business will be fully integrated into Teva. However, such plans may change based on further analysis, including changes in Auspex’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving Auspex, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Auspex’s capitalization, corporate structure, business or composition of its management or board of directors. Prior to the Expiration Date, Teva may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Teva’s obligations under the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Auspex, Purchaser or Teva or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Auspex, Purchaser or Teva or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Auspex, Purchaser and Teva were qualified and subject to important limitations agreed to by Auspex, Purchaser and Teva in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 under “Available Information.” Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

The Offer

The Offer. The Merger Agreement provides that Teva and Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than April 7, 2015). The obligations of Purchaser to, and of Teva to cause Purchaser to, accept for payment and pay for, any Shares tendered pursuant to the Offer are subject only to the conditions described in Section 13- “Conditions of the Offer” (each such condition, an “Offer Condition”).

The Offer Conditions are for the sole benefit of Teva and Purchaser, and Teva and Purchaser may waive, in whole or in part, any condition to the Offer from time to time, in the sole discretion of Teva and Purchaser, provided that Teva and Purchaser may not waive the Minimum Condition, or (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, holders of Shares, (vi) change the Minimum Condition, (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, in each case, without the prior written consent of Auspex.

Subject to the Offer Conditions, at or prior to the Offer Acceptance Time, Teva will deposit (or Teva will cause to be deposited) with the Depositary cash sufficient to make payment of the cash consideration payable for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Initial Expiration Date will be 12:01 a.m., Eastern time, on May 5, 2015.

If, as of the Expiration Date, any Offer Condition is not satisfied and has not been waived (if permitted under the Merger Agreement), Purchaser may, in its discretion (and without the consent of Auspex or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. If the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, which Purchaser and Teva may not waive) and the Merger Agreement has not been terminated, Auspex may require us to extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until all conditions to the Offer have been satisfied or waived (other than the Minimum Condition, which Purchaser and Teva may not waive). In addition, we will extend the Offer either

(i) for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff or (ii) for periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act. However, in no event will Purchaser (i) be required to extend the Offer beyond the Extension Deadline, (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Auspex or (iii) be required by Auspex to extend the Offer by more than two incremental ten business day periods in the event that each Offer Condition (other than the Minimum Condition) has been satisfied or waived as of any then scheduled expiration of the Offer and the Minimum Condition has not been satisfied as of any then scheduled expiration.

Auspex Actions. The Auspex board of directors has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, Auspex and its stockholders, (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Auspex of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved to recommend that the stockholders of Auspex tender their shares to Purchaser pursuant to the Offer; (the “Auspex Board Recommendation”), subject to the right of the board of directors to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement, and (v) approved the Tender and Support Agreement (defined below) for purposes of and in accordance with Section 203 of the DGCL. See Section 11— “Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—State Takeover Laws.”

The Merger

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Auspex, the separate existence of Purchaser will cease and Auspex will be the Surviving Corporation and a wholly owned subsidiary of Teva.

Merger Without a Vote. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Auspex stockholders. Accordingly, subject to satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Merger will be effected on the same date as the Offer Acceptance Time except if the conditions to the Merger are not satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.

Organizational Documents, Directors and Officers of the Surviving Corporation. Unless otherwise determined by Teva prior to the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be the Certificate of Incorporation of the Purchaser and the Bylaws of Purchaser will be the Bylaws of the Surviving Corporation until changed or amended. The directors and officers immediately following the Effective Time will be the directors and officers of Purchaser immediately prior to the Effective Time.

Merger Closing Conditions. The obligations of Purchaser, Teva and Auspex to effect the Merger are subject to the satisfaction of each of the following conditions: (i) there not having been issued by any court of competent jurisdiction or remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, or any action having been taken, or any legal requirement or order having been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided that no party is permitted to invoke this Merger closing condition unless it has taken all actions required under the Merger Agreement to have any such order lifted; and (ii) Purchaser (or Teva on Purchaser’s behalf) having accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Effects of the Merger; Exchange of Certificates

Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Teva, Purchaser, Auspex or any stockholders of Auspex, each Share then outstanding (other than (i) any

Shares held in the treasury of Auspex, (ii) any Shares then held by Purchaser that were accepted for payment by Purchaser in the Offer and (iii) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 15 - “Certain Legal Matters”) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable legal requirements. Each share of the common stock, $0.01 par value per share, of the Purchaser then outstanding will be converted into one share of common stock of the Surviving Corporation.

Treatment of Auspex Options, RSUs, Restricted Stock and Warrants

Treatment of Options. Each Auspex Option that is outstanding as of immediately prior to the Effective Time will be accelerated and become fully vested and exercisable immediately prior to the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Teva, the Purchaser or Auspex, each Auspex Option that is then outstanding and unexercised will be cancelled and be converted into the right to receive an amount in cash (without interest) equal to the product of (i) the total number of shares of Auspex Common Stock subject to such fully vested Auspex Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Auspex Option. Each Auspex Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time and will cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time. As soon as reasonably practicable after the Effective Time (but no later than the earlier of 15 days after the Effective Time or the second payroll date after the Effective Time), the Surviving Corporation will pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Auspex Options through the Surviving Corporation’s payroll; except that to the extent the holder of an Auspex Option is not, and was not during the vesting period of the Auspex Option, an Auspex employee, the consideration payable will be paid as described in the Merger Agreement.

Treatment of RSUs. Each Auspex RSU that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested immediately prior to the Effective Time. In lieu of an issuance of shares of Auspex Common Stock in settlement of such vested Auspex RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Teva, the Purchaser or Auspex, each outstanding Auspex RSU will be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of shares of Auspex Common Stock otherwise issuable in settlement of such fully vested Auspex RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration. As soon as reasonably practicable after the Effective Time (but no later than the earlier of 15 days after the Effective Time or the second payroll date after the Effective Time), the Surviving Corporation will pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Auspex RSUs through the Surviving Corporation’s payroll; except that to the extent the holder of an Auspex RSU is not, and was not during the vesting period of the Auspex RSU, an Auspex employee, the consideration payable will be paid as described in the Merger Agreement.

Treatment of Restricted Stock Awards. Each Auspex Restricted Stock Award (Auspex Restricted Stock Awards, Auspex Options and Auspex RSUs are collectively referred to herein as “Auspex Stock Awards”) that is outstanding as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested such that Auspex’s right of reacquisition or repurchase will lapse in full effective immediately prior to the Offer Acceptance Time. As of the Offer Acceptance Time, by virtue of the Offer Acceptance Time and without any action on the part of the holders thereof, Teva, the Purchaser or Auspex, each share of Auspex Common Stock underlying each Auspex Restricted Stock Award that is outstanding will be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

Treatment of Warrants. Prior to the Closing, Auspex will satisfy all notification requirements under the terms of any warrants to purchase Shares (“Auspex Warrants”) and each Auspex Warrant identified in the Merger Agreement and that is issued and outstanding immediately prior to the Offer Acceptance Time, unless otherwise elected by the holder thereof, will be deemed exercised immediately prior to the Offer Acceptance Time as provided under the terms of the Auspex Warrant. All Shares issued to holders of Auspex Warrants will be made through Book-Entry Shares.

Loan Payoff. Auspex will obtain prior to the Closing a payoff letter with respect to its existing Loan and Security Agreement with Oxford Finance LLC, which will (i) provide the dollar amount of all indebtedness required to be paid under such Loan and Security Agreement in order to fully pay off such indebtedness as of the Closing Date (the “Payoff Amount”) and (ii) indicate that Auspex and its subsidiaries will be discharged from any and all obligations pursuant to such indebtedness (and any documentation in connection therewith shall terminate) and that all encumbrances securing the indebtedness will automatically be deemed released from and after the Closing upon payment of the Payoff Amount. Teva and/or the Purchaser will pay the Payoff Amount in full on the Closing Date.

Representations and Warranties

Representations and Warranties of Auspex. In the Merger Agreement, Auspex has made customary representations and warranties to Teva and Purchaser with respect to, among other matters, its organization and qualification, certificate of incorporation and bylaws, capitalization, SEC filings and financial statements, absence of certain changes, title to assets, real property, intellectual property (including the absence of infringement of rights of others), material contracts and absence of defaults thereunder, absence of certain undisclosed liabilities, compliance with legal requirements and regulatory requirements, compliance with certain anti-corruption and anti-bribery laws, possession of governmental authorizations necessary to conduct business, tax matters, employee benefit matters, environmental matters, insurance, absence of litigation, authority to enter and perform obligations under the Merger Agreement, inapplicability of any anti-takeover law to the Merger Agreement, inapplicability of stockholder vote requirement to authorize the Merger Agreement, absence of conflict, receipt of fairness opinion from J.P. Morgan Securities LLC, and parties entitled to financial advisory fees.

Some of the representations and warranties in the Merger Agreement made by Auspex are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to Auspex means any change, event, occurrence, effect, violation, inaccuracy, circumstance or other matter that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of Auspex and its subsidiaries taken as a whole or (b) the ability of Auspex to consummate the transactions contemplated by the Merger Agreement in a timely manner; provided, however, that none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, or would reasonably be expected to have, a Material Adverse Effect:

(i)	any change in the market price or trading volume of Auspex’s stock;

(ii)	any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Article III that expressly addresses the consequences resulting from the execution and delivery of this Agreement, the announcement or pendency of the Transactions, but subject to disclosures in the applicable sections of the Merger Agreement);

(iii)	any event, circumstance, change or effect in the industries in which Auspex and its subsidiaries operates or in the economy generally or other general business, financial or market conditions, except to the extent that Auspex is adversely affected disproportionately relative to the other participants in such industries or the economy generally;

(iv)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

(v)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects Auspex and its subsidiaries relative to other participants in the industries in which Auspex and its subsidiaries operate or the economy generally, as applicable;

(vi)	any effect, circumstance or other matter resulting from or relating to any conditions or events that occur in connection with the preclinical or clinical studies of Auspex or its subsidiaries (other than the studies of Auspex’s SD-809 for the treatment of chorea associated with Huntington’s disease) or the results of such studies or announcements;

(vii)	the failure of Auspex to meet internal or analysts’ expectations or projections for the results of operations of Auspex;

(viii)	any adverse effect arising directly from or otherwise directly relating to any action taken by Auspex at the written direction of Teva or any action specifically required to be taken by Auspex, or the failure of Auspex to take any action that Auspex is specifically prohibited by the terms of the Merger Agreement from taking to the extent Teva fails to give its consent thereto after a written request therefor;

(ix)	any event, circumstance, change or effect relating to any change in legal requirements or United States generally accepted accounting principles (“GAAP”); or

(x)	any event, circumstance, change or effect directly resulting or directly arising from Teva’s or Purchaser’s breach of this Merger Agreement;

provided that the exceptions in clauses “(i)” and “(vii)” will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(vi)” or “(viii) through “(x)” above) is or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

Representations and Warranties of Teva and Purchaser. In the Merger Agreement, each of Teva and Purchaser has made customary representations and warranties to Auspex with respect to, among other matters, corporate organization, formation and activities of Purchaser, corporate authority and binding nature of the Merger Agreement, non-contravention and consents, the accuracy of information supplied by Teva and Purchaser for inclusion in Schedule 14D-9 and the absence of material untrue statements or omissions in the Offer, absence of any material transaction-related litigation or legal claims, availability of funds to perform under the Merger Agreement, lack of ownership of Shares by Teva or Purchaser, acknowledgement by Teva and Purchaser that they have relied only on representations and warranties in Section 3 of the Merger Agreement and that Auspex is making no representations with respect to estimates, projections, forecasts or business plans that will be delivered after the date of the Merger Agreement, and parties entitled to financial advisory fees.

For purposes of the Merger Agreement, “Parent Material Adverse Effect” means, with respect to Teva, any change, effect, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Teva or Purchaser to consummate the Transactions.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Covenants of Auspex

Access and Investigation. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance notice to Auspex, Auspex and its subsidiaries will cause its representatives to (i) provide Teva and Teva’s representatives with reasonable access during normal business hours of Auspex to Auspex’s representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information regarding Auspex and its subsidiaries, and (ii) promptly provide Teva and Teva’s representatives with all reasonably requested information regarding the business of Auspex and its subsidiaries, including books, records, tax returns, work papers and other documents and information relating to Auspex with such additional financial, operating and other data regarding Auspex as Teva may reasonably request and subject to the limitations and provisos set forth in the Merger Agreement.

Conduct of Business. The Merger Agreement provides that, except as required or otherwise contemplated by the Merger Agreement, as required by applicable law, with the prior written consent of Teva (unless Auspex reasonably believes that obtaining such consent would violate antitrust law), or as otherwise set forth in the Disclosure Schedule, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Auspex will conduct and will cause its subsidiaries to conduct in all material respects its business and operations in the ordinary course and will promptly notify Teva of (i) any knowledge of any notice from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement, and (ii) any legal proceeding commenced, or, to its knowledge threatened, relating to or involving Auspex that relates to the consummation of the transactions contemplated by the Merger Agreement. Auspex will, acting in the ordinary course of business, use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its and its subsidiaries’ relations and goodwill with all material suppliers, material customers, governmental bodies and other material business relations; provided, however, that Auspex will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

In addition, during the same period, except as required by the Merger Agreement, as required by legal requirements, with the prior written consent of Teva (which consent may not be unreasonably withheld, delayed or conditioned) (except that consent will not be required if Auspex reasonably believes that obtaining such consent would violate antitrust law) or as set forth in the Disclosure Schedule, Auspex and its subsidiaries will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

•	(i) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Auspex Common Stock), or (ii) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Auspex Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases of Shares outstanding as of the date of the Merger Agreement pursuant to Auspex’s right (under written commitments in effect as of the date of the Merger Agreement) to purchase Shares held by an Auspex associate only upon termination of such associate’s employment or engagement by Auspex; (B) repurchases of Auspex Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date of the Merger Agreement (in cancellation thereof) pursuant to the terms of any such Auspex Stock Award (in effect as of the date of the Merger Agreement) between Auspex and an employee, consultant or member of the Auspex Board only upon termination of such person’s employment or engagement by Auspex; or (C) in connection with withholding to satisfy the tax obligations with respect to Auspex Stock Awards;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Auspex Common Stock) or other equity interests;

•	sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by Auspex or its subsidiaries of (i) any capital stock, equity interest or other security of Auspex or its subsidiaries, (ii) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of Auspex or its subsidiaries, or (iii) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of Auspex (except that Auspex may issue shares of Auspex Common Stock as required to be issued upon the exercise of Auspex Options, the vesting of Auspex Stock Awards outstanding as of the date of the Merger Agreement, pursuant to the operation of the Auspex employee stock purchase plan (“ESPP”) in accordance with the Merger Agreement or upon the exercise of Auspex Warrants);

•	except as contemplated in the Merger Agreement, establish, adopt, terminate or amend any employee plan (or any plan that would be an employee plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any employee plan or grant any employee or director any increase in compensation, bonuses or other benefits in excess of $250,000 in the aggregate and subject to certain exceptions;

•

(A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) any retention agreement with any executive officer, employee, director or independent contractor, (B) enter into (aa) any employment, severance or other material agreement with any executive officer or director or (bb) any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $250,000 or any consulting agreement with an independent contractors with an annual base compensation greater than $250,000 or (C) hire any employee with an annual base salary in excess of $250,000;

•	allow for the commencement of any new offering periods under the ESPP;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity (other than securities in a publicly traded company held for investment and consisting of less than 1% of the outstanding capital stock of such entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure (except that Auspex may make any capital expenditure that: (i) is provided for in Auspex’s capital expense budget either delivered or made available to Teva or to Teva’s representatives prior to the date of the Merger Agreement, which expenditures will be in accordance with the categories set forth in such budget; or (ii) when added to all other capital expenditures made on behalf of Auspex since the date of the Merger Agreement but not provided for in Auspex’s capital expense budget either delivered or made available to Teva or to Teva’s representatives prior to the date of the Merger Agreement, does not exceed $100,000 individually and $250,000 in the aggregate during any fiscal quarter);

•	acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than certain permitted encumbrances) any material right or other material asset or property (with certain exceptions);

•	lend money or make capital contributions or advances to or make investments in, any person, or incur or guarantee any indebtedness (except for short-term borrowings of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees and consultants for travel and other business related expenses in the ordinary course of business);

•	amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under certain material contracts or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract;

•	except as legally required, (i) make any material change to any accounting method or accounting period used for tax purposes (or request such a change); (ii) make any material tax election (other than a tax election that is consistent with a tax election made in a previous period); (iii) rescind or change any material tax election; (iv) file an amended tax return that could materially increase the taxes payable by Auspex; (v) enter into a closing agreement with any governmental body regarding any material tax; (vi) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; or (vii) waive or extend the statute of limitations with respect to any material tax other than (A) pursuant to extensions of time to file a tax return obtained in the ordinary course of business or (B) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local taxes to prevent the assessment or collection of a tax;

•

commence any legal proceeding, except with respect to: (i) routine matters in the ordinary course of business; (ii) in such cases where Auspex reasonably determines in good that that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that

Auspex consults with Teva and considers the views of Teva with respect to such legal proceeding prior to commencement thereof) or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or pursuant to a settlement that does not relate to any of the transactions contemplated by the Merger Agreement and: (i) that results solely in a monetary obligation involving only the payment of monies by Auspex of not more than $250,000 in the aggregate; (ii) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Auspex and the payment of monies by Auspex that together with any settlement made under subsection “(i)” of this bullet are not more than $250,000 in the aggregate (not funded by an indemnity or through insurance policies); or (iii) that results in no monetary obligation of Auspex or Auspex’s receipt of payment;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

•	adopt or implement any new stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Auspex or any of its subsidiaries; or

•	authorize any of, or agree or commit to take, any of the actions described in the first seven bullets of this section.

No Solicitation. Auspex and its subsidiaries have agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, they will not, and will not authorize or permit any of their representatives to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any third party that may be ongoing with respect to an Acquisition Proposal (as defined below); and (ii) directly or indirectly (A) solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing non-public information or granting a waiver under Section 203 of the DGCL) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or for the purpose of facilitating or knowingly encouraging, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or (D) except where Auspex’s Board of Directors has determined in good faith after consultation with outside legal counsel that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors, release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any confidentiality, standstill or similar agreement to which Auspex or any of its subsidiaries is a party.

However, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Auspex or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the non-solicitation provisions of the Merger Agreement, (i) Auspex may direct such person or group to the relevant section of the Merger Agreement and the representatives of Auspex may contact such person or group solely to clarify the terms and conditions thereof and (ii) if the Auspex Board determines in good faith, after consultation with financial advisors and outside legal counsel, that (A) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below) and (B) the failure to do so would reasonably constitute a breach of the fiduciary duties of the Auspex Board to Auspex’s stockholders under applicable legal requirements, then Auspex and its representatives may (x) furnish, pursuant to (but only pursuant to) an acceptable confidentiality agreement, information (including non-public information) with respect to Auspex and its subsidiaries to the person or group who has made such Acquisition Proposal; provided that Auspex will concurrently provide to Teva any non-public information concerning Auspex and its subsidiaries that is provided to any person given such access which was not previously provided to Teva or its representatives and (y) engage in or otherwise participate in discussions or negotiations with the person or group making such Acquisition Proposal.

For purposes of the Merger Agreement, “Acquisition Proposal” means any proposal offer, inquiry or indication of interest (whether or not in writing) from any person (other than Teva and its affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition, transfer, lease or license of assets of Auspex and its subsidiaries equal to 20% or more of Auspex’s consolidated assets or to which 20% or more of Auspex’s consolidated revenues or earnings are attributable, (ii) issuance or acquisition of 20% or more of the outstanding Auspex Common Stock, (iii) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Auspex Common Stock or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, or similar transaction involving Auspex or any of its subsidiaries that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Auspex Common Stock or (v) joint venture, liquidation or similar transaction that involves 20% or more of the consolidated assets, revenues or earnings of the Auspex, in each case other than the transactions.

For purposes of the Merger Agreement, “Superior Offer” means a bona fide written Acquisition Proposal that the Auspex Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and likelihood of consummation) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Auspex Board deems relevant, and if consummated, would result in a transaction more favorable to Auspex’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal will be deemed to be references to “80%.”

Following the date of the Merger Agreement, Auspex will (i) promptly (and in any event within 24 hours) notify Teva if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by Auspex or any of its representatives, and provide to Teva (ii) the identity of the person making such inquiry, proposal, offer or request, and a copy of all material written materials related thereto (or, if oral, a summary of the material terms and conditions of any such inquiry, proposal, offer or request), (iii) keep Teva reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, proposal, offer, request or Acquisition Proposal on a prompt (and in any event within 24 hours) basis including by providing prompt (and in any event within 24 hours) notice of all material amendments or modifications thereto and all material written materials subsequently provided in connection therewith, and (iv) upon the request of Teva, promptly (and in any event within 24 hours) inform Teva of the status of such Acquisition Proposal.

Nothing in the Merger Agreement will prohibit Auspex from (i) taking and disclosing to the stockholders of Auspex a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of Auspex that Auspex determines is required by applicable legal requirements after consultation with outside counsel or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that any such disclosure or position described in clause (i) and (ii) shall be deemed to be an Auspex Adverse Change Recommendation subject to the terms and conditions of the Merger Agreement in such disclosure or in connection with such action.

Additional Covenants of the Parties

Auspex Board Recommendation. Auspex consented to the Offer and the Auspex Board made the Auspex Board Recommendation, which includes the recommendation that the holders of Shares tender their Shares pursuant to the Offer. Auspex also consented to the inclusion of a description of the Auspex Board Recommendation in this Offer to Purchase and the documents related to the Offer.

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms neither the Board of Directors of Auspex nor any committee thereof may (i)(A) withdraw (or modify in a manner adverse to Teva or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Teva or Purchaser), the Auspex Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, (C) fail to include the Auspex Board Recommendation in the Schedule 14D-9 (any action described in clause (i) being referred to as an “Auspex Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Auspex or any of its subsidiaries to execute or enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Auspex to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

However, at any time prior to the Offer Acceptance Time:

(i)	if the Auspex has received a bona fide written Acquisition Proposal not arising out of a breach of the non-solicitation provisions of the Merger Agreement from any person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Auspex Board will have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Auspex Board may make an Auspex Adverse Change Recommendation, or (y) Auspex may terminate the Merger Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Auspex Board determines in good faith, after consultation with the Auspex’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of Auspex to Auspex’s stockholders under applicable legal requirements; (B) Auspex will have given Teva prior written notice of its intention to consider making an Auspex Adverse Change Recommendation or terminate the Merger Agreement at least four business days prior to making any such Auspex Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute an Auspex Adverse Change Recommendation); and (C) (1) Auspex will have provided to Teva a summary of the material terms and conditions of the Acquisition Proposal and copies of all material written materials related thereto in accordance with the terms of the Merger Agreement, (2) Auspex will have given Teva the four business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and will have negotiated in good faith with Teva with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Teva, if any, after consultation with outside legal counsel and financial advisors, the Auspex Board will have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Auspex Adverse Change Recommendation or terminate the Merger Agreement would reasonably constitute a breach of fiduciary duties of the Board of Directors of Auspex to the Auspex stockholders under applicable legal requirements, and (4) if Auspex intends to terminate the Merger Agreement to enter into a Specified Agreement, Auspex will have complied with the Merger Agreement provisions relating to such termination right. Issuance of any “stop, look and listen” communication by or on behalf of Auspex pursuant to Rule 14d-9(f) will not be considered an Auspex Adverse Change Recommendation and will not require the giving of a Determination Notice or compliance with the procedures set forth in the Merger Agreement. These provisions will also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four business days shall be deemed to be three business days; and

(ii)	other than in connection with an Acquisition Proposal, the Auspex Board may make an Auspex Adverse Change Recommendation in response to a material event or development or material change in circumstances with respect to Auspex that was neither known to the Auspex Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement and does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Teva, Purchaser or any of their affiliates or (iii) clearance of the Merger under the Antitrust Laws (“Change in Circumstance”), if and only if: (A) the Auspex Board determines in good faith, after consultation with Auspex outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of Auspex to the Auspex stockholders under applicable legal requirements; (B) Auspex will have given Teva a Determination Notice at least four business days prior to making any such Auspex Adverse Change Recommendation; and (C) (1) Auspex will have specified the Change in Circumstance in reasonable detail, (2) Auspex will have given Teva the four business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate an Auspex Adverse Change Recommendation, and will have negotiated in good faith with Teva with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Teva, if any, after consultation with outside legal counsel, the Auspex Board will have determined, in good faith, that the failure to make the Auspex Adverse Change Recommendation in response to such Change in Circumstance would reasonably constitute a breach of fiduciary duties of the Board of Directors of Auspex to the Auspex stockholders under applicable legal requirements. These provisions will also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four business days shall be deemed to be three business days.

Filings, Consents and Approvals

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties has agreed to use its respective best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods from governmental bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental body in connection with any antitrust law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, Purchaser or Teva will not be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or license, to accept any operational restriction, or take any other action that, in the sole judgment of Purchaser and Teva, would limit the right of Purchaser or Teva to own or operate all or any portion of their respective businesses, products or assets in a manner that would have a material adverse effect on the business of Auspex or on the business of the Purchaser or Teva and in no event will Purchaser or Teva be required to divest or license any currently marketed products.

Subject to the terms and conditions of the Merger Agreement, each of the parties will (and will cause their respective affiliates, if applicable, to): (i) promptly, but in no event later than seven business days after the date of the Merger Agreement, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated by the Merger Agreement; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents required to be made with, or obtained from, any other governmental bodies in connection with the transactions contemplated by the Merger Agreement.

Each party to the Merger Agreement will give the other parties prompt notice of any pending or threatened request, inquiry, investigation, action or legal proceeding brought by a governmental body, or brought by a third party before any governmental body with respect to the transactions contemplated by the Merger Agreement (an “Antitrust Investigation”). In connection with any Antitrust Investigation, and subject to applicable laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and preserve the attorney-client or other legal privileges, each party to the Merger Agreement will use its reasonable best efforts to (i) keep the other parties informed as to the status of any Antitrust Investigation, (ii) promptly inform the other parties of any communication to or from the Federal Trade Commission, Department of Justice or any other governmental body in connection with any Antitrust Investigation (and if in writing, furnish the other party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made or submitted to any governmental body, and (iv) except as may be prohibited by any governmental body or by any legal requirement, provide advance notice of and permit authorized representatives of the other party to be present at each in person meeting or telephone conference with any governmental body. Each party will use its commercially reasonable efforts to supply as promptly as practicable such information, documentation, other material or testimony that may reasonably be requested by any governmental body, including by complying at the earliest reasonably practicable date with any request for additional information, documents or other materials received by such party from any governmental body in connection with such applications or filings for the transactions contemplated by the Merger Agreement. Neither party will commit to or agree with any governmental body to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, without the prior written consent of the other.

Without receiving Purchaser’s prior written consent, which Purchaser may withhold in its sole discretion, Auspex will not commit to any governmental body any action or agreement that would in any way limit Purchaser’s ability to receive the full benefits of the Merger Agreement, including but not limited to any agreement that would restrict Purchaser’s freedom of action with respect to the operation or ownership of Auspex or Auspex’s businesses, products or assets, or the businesses, products or assets of Purchaser or Teva.

Auspex Stock Awards; ESPP

Prior to the Effective Time, Auspex will take all actions (including obtaining any necessary determinations and/or resolutions of the Auspex Board or a committee thereof) that may be necessary (under the Auspex Equity Plans and award agreements pursuant to which Auspex Stock Awards are outstanding or otherwise) to (i) cause the treatment (as applicable) of each unexercised Auspex Option, Auspex RSU and Auspex Restricted Stock Award then outstanding as set forth in the applicable sections of the Merger Agreement, (ii) terminate each Auspex Equity Plan (except as otherwise agreed by Teva and a holder thereof) effective as of and contingent upon the Effective Time, and (iii) in accordance with the applicable sections of the Merger Agreement, cause, as of the Effective Time, each unexpired and unexercised Auspex Option and each unexpired Auspex RSU and Auspex Restricted Stock Award then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Auspex Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to the Merger Agreement.

Prior to the Offer Acceptance Time, Auspex will take all actions necessary or required under the ESPP and legal requirements to, contingent on the Effective Time, (i) ensure that, except for the 27-month offering period under the ESPP that commenced on February 4, 2014, no offering period or purchase period will be authorized or commenced on or after the date of the Merger Agreement and (ii) if the Closing occurs prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. Auspex will terminate the ESPP in its entirety effective as of the Offer Acceptance Time, contingent upon the Effective Time. Prior to the Offer Acceptance Time, Auspex will take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by the Merger Agreement.

Employee Benefits

For a period of one (1) year following the Effective Time, Teva will provide, or cause to be provided, to those Auspex employees who are employed by Auspex as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one year period (the “Continuing Employees”) (i) base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) provided to such Continuing Employees immediately prior to the execution of the Merger Agreement or if more favorable to the Continuing Employee, (ii) base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) provided to similarly situated employees of Teva and its Subsidiaries from time to time.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Teva will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Auspex.

Teva agrees that all Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Auspex’s health and welfare benefit plans immediately prior to the Effective Time or if more favorable to the Continuing Employee to the same extent as similarly situated employees of Teva and its subsidiaries, as applicable). However, nothing in the Merger Agreement will limit the right of Teva or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and if Teva or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees will be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time or to the extent as similarly situated employees of Teva and its subsidiaries, as applicable. To the extent that service is relevant for eligibility to participate in but not for purpose of benefit accrual under, any health or welfare benefit plan of Teva and/or the Surviving

Corporation, then Teva will use its commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, deductibles, co-payments and out-of-pocket maximums, credit Continuing Employees for service and amounts paid prior to the Effective Time with Auspex to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Auspex. Nothing in the Merger Agreement will be construed to create a right in any employee to employment with Teva, the Surviving Corporation or any other affiliate of the Surviving Corporation and the employment of each Continuing Employee will be “at will” employment.

The Acquired Corporations will refrain from causing any employees of the Acquired Corporations to suffer an “employment loss,” as defined in the WARN Act or any similar state or local law, in the 91 days prior to the Effective Time, without the prior written consent of Teva. The provisions of the Merger Agreement with respect to employee benefits are solely for the benefit of the parties to this Agreement, and no provision is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third party beneficiary of the Merger Agreement or have the right to enforce the provisions hereof.

Indemnification of Officers and Directors

All rights to indemnification by Auspex existing in favor of the directors and officers of Auspex as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in Auspex’s certificate of incorporation and bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Auspex and the Indemnified Persons (as in effect as of the date of the Merger Agreement) in the forms made available by Auspex to Teva or Teva’s representatives, will survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the indemnification rights provided under the Merger Agreement until disposition of such claim.

From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Teva and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable legal requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Auspex against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Auspex in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Auspex at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated by the Merger Agreement. From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable legal requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the provisions of the Merger Agreement relating to indemnification of Auspex directors and officers after receipt by Teva of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under the Merger Agreement.

From the Effective time until the sixth anniversary of the Effective Time, the Surviving corporation will maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by Auspex as of the date of the Merger Agreement for the benefit of the Indemnified Parties who are currently covered by the existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Auspex on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy, or at prior to the Effective Time, Teva or Auspex may (through a nationally recognized insurance broker approved by Teva (such approval not to be unreasonably withheld, delayed or conditioned)), purchase a six-year “tail” policy for the existing policy as of the Effective Time and if such “tail policy” has been obtained, it will be deemed to satisfy all obligation to obtain and/or maintain insurance pursuant to the Merger Agreement. However, in no event will the Surviving Corporation be required to expend in excess of 300% of the annual premium currently paid by Auspex with respect to its current policy.

In the event Teva or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Teva will ensure that the successors and assigns of Teva or the Surviving Corporation, as the case may be, or at Teva’s option, Teva, will assume the indemnification obligations described above.

The provisions of the Merger Agreement relating to the indemnification of Auspex officers and directors will survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable legal requirement, the provisions of the Merger Agreement relating to indemnification of Auspex officers and directors may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Securityholder Litigation

Auspex will give Teva the right to review and comment on all material filings or responses to be made by Auspex in connection with any litigation against Auspex and/or its directors relating to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, the right to participate (at Teva’s expense) in such litigation, and the right to consult on the settlement with respect to such litigation, and Auspex will in good faith take such comments into account, and, no such settlement shall be agreed to without Teva’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Auspex will promptly notify Teva of any such litigation and shall keep Teva informed on a current basis with respect to the status thereof.

Takeover Laws

If any state takeover law may become, or may purport to be, applicable to the transactions contemplated by the Merger Agreement, each of Teva and Auspex and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated thereby and otherwise act to lawfully eliminate the effect of any takeover law on any of the transactions contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time, the compensation committee of the Auspex Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, Auspex or their respective affiliates and any of the officers, directors or employees of Auspex that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements and access, confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, stock exchange delisting and deregistration and assumption of certain obligations.

Conditions to Consummation of the Merger

Pursuant to the Merger Agreement, the respective obligations of Auspex, Teva and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions:

No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body that directly or indirectly prohibits or makes the consummation of the Merger illegal (provided that no party may invoke this section unless it has taken all actions required under the Merger Agreement to have any such order lifted); and

Purchaser (or Teva on Purchaser’s behalf) will have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated prior to the Effective Time:

(a)	by mutual written consent of Teva and Auspex;

(b)	by either Teva or Auspex if the Offer has expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a party will not be permitted to terminate the Merger Agreement pursuant to this section if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the acceptance for payment of shares pursuant to the Offer and such party has not cured such failure within ten days after receiving notice thereof or, if earlier, the End Date;

(c)	by either Teva or Auspex if a court of competent jurisdiction or other governmental body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

(d)

by Teva at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Auspex board of directors shall have failed to include the Auspex Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected an Auspex Adverse Change Recommendation; (ii) the Auspex Board shall have failed to publicly reaffirm its recommendation of the Merger

Agreement within ten business days after Teva so requests in writing, provided that unless an Acquisition Proposal shall have been publicly disclosed, Teva may only make such request once every thirty days; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Teva and its affiliates), Auspex’s Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer; (iv) the Auspex Board or a committee thereof approves, recommends or declares advisable, or allows any Acquired Corporation to execute or enter into, an Alternative Acquisition Agreement; or (v) Auspex shall have materially breached any of its non-solicitation obligations under of the Merger Agreement;

(e)	by either Teva or Auspex if the Offer Acceptance Time has not occurred on or prior to the close of business on the End Date; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party;

(f)	by Auspex, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), provided that Auspex has complied in all material respects with its non-solicitation obligations under the Merger Agreement regarding “No Solicitation” and the conditions pursuant to which the Auspex Board may make an Auspex Adverse Change Recommendation and Auspex concurrently enters into the Specified Agreement and pays the Termination Fee;

(g)	by Teva at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Auspex has occurred such that certain specified offer conditions set forth in clause (b) and (c) of Annex I of the Merger Agreement would not be satisfied and cannot be cured by Auspex by the End Date, or if capable of being cured, has not been cured within 30 days of the date Teva gives Auspex notice of such breach or failure to perform, or, if earlier, the End Date; provided, however, that, Teva will not have the right to terminate the Merger Agreement pursuant to this provision if either Teva or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement; or

(h)	by Auspex at any time prior to the Offer Acceptance Time, if a breach in any material respect of any representation or warranty contained in the Merger Agreement or failure to perform in any material respect any covenant or obligation in the Merger Agreement on the part of Teva or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Teva or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be cured by Teva or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within 30 days of the date Auspex gives Teva notice of such breach or failure to perform; provided, however, that, Auspex will not have the right to terminate the Merger Agreement pursuant to this provision if Auspex is then in material breach of any representation, warranty covenant or obligation under the Merger Agreement;

(i)	by Auspex if Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement or if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) in accordance with the terms of the Merger Agreement; provided that Auspex shall not be permitted to terminate the Merger Agreement pursuant to this section if the failure of Purchaser to commence or consummate the Offer in accordance with the terms of this Agreement is attributable to a failure on the part of Auspex to perform any covenant or obligation under the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement, written notice thereof will be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of Teva, Purchaser or Auspex or their respective directors, officers and affiliates following any such termination, except specified sections of the Merger Agreement will survive and remain in full force and effect, the confidentiality agreement between Teva and Auspex will remain in full force and effect, and no party will be relieved of any liability for common law fraud or willful and material breach of the Merger Agreement prior to the date of termination. Nothing will limit or prevent any party from exercising any rights or remedies it may have under the specific performance provision of the Merger Agreement in lieu of terminating the Merger Agreement.

Expenses; Termination Fee

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

In the event that: (i) the Merger Agreement is terminated by Auspex in order to accept a Superior Officer pursuant to the terms of the Merger Agreement; (ii) the Merger Agreement is terminated by Teva if Auspex does not comply with certain requirements regarding the Auspex Board Recommendation; or (iii) (x) the Merger Agreement is terminated by either Teva or Auspex because the Offer expires without acceptance for payment of the Shares, if the Offer Acceptance Time has not occurred on or prior to the End Date or by Teva any time prior to the Offer Acceptance Time for a breach of any representation or warranty or failure to perform any covenant or obligation in in the Merger Agreement on the part of Auspex, (y) any Person shall have publicly disclosed an Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Auspex Board after the date hereof and prior to such termination (unless withdrawn prior to such termination and, in the case of a publicly disclosed Acquisition Proposal, publicly withdrawn prior to such termination) and (z) within 12 months of such termination Auspex will have entered into a definitive agreement with respect to any Acquisition Proposal, recommended any Acquisition Proposal to its stockholders, or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” are deemed to be references to “50%”); then, Auspex shall pay to Teva or its designee the Termination Fee. However, in no event will Auspex be required to pay the Termination Fee on more than one occasion.

“Termination Fee” will mean a cash amount equal to $104,000,000. The receipt of the Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Teva, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Teva, Purchaser, any of their respective affiliates (collectively, “Teva Related Parties”) or any other person will be entitled to bring or maintain any claim, action or proceeding Auspex or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, except that nothing in the provisions of the Merger Agreement related to the Termination Fee will limit Teva or the Purchaser’s rights with respect to specific performance or common law fraud or willful and material breach of the Merger Agreement by Auspex prior to the date of termination.

Teva’s right to receive payment from Auspex of the Termination Fee pursuant to the applicable section of the Merger Agreement and any payments pursuant to the Merger Agreement’s Termination Fee provisions will be the sole and exclusive remedy of the Teva Related Parties against Auspex and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or affiliates (collectively, “Auspex Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Auspex Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions, other than common law fraud or willful and material breach of the Merger Agreement prior to the date of termination.

If Auspex fails to timely pay any amount due to Teva under the Merger Agreement, and, in order to obtain the payment, Teva commences a legal proceeding which results in a judgment against Auspex, Auspex will pay Teva its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Amendment

Prior to the Effective Time and subject to certain limited exceptions, the Merger Agreement may be amended with the approval of Auspex’s and Teva’s Board of Directors at any time. The Merger Agreement may not be amended except by a written instrument signed on behalf of each of the parties to the Merger Agreement.

Waiver

No failure on the part of any party to exercise any power, right, privilege or remedy under the Merger Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the Merger Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under the Merger Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the courts described therein, this being (subject to the provisions relating to the payment of the Termination Fee) in addition to any other remedy to which they are entitled under law or equity.

Governing Law

The Merger Agreement is governed by Delaware law.

Certain Other Agreements

Tender and Support Agreement

The following is a summary of the material provisions of the Tender and Support Agreement (as defined below) and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreement, you are encouraged to read the full text of the form of Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Thomas, McNerney & Partners II, L.P. and affiliates, Panorama Capital, L.P., Pratik Shah, Ph.D., John Schmid, Bharatt Chowrira, Ph.D., J.D., Lynn Dorsey Bleil, Rodney A. Ferguson, Ph.D., R. Scott Greer, Gerald T. Proehl, Sepehr Sarshar, Ph.D., Samuel Saks, M.D., Phillip M. Schneider, Alex Zisson and David Stamler, M.D. (collectively, the “Supporting Stockholders”) entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Teva, pursuant to which each such Supporting Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Excluding Shares underlying Auspex Options, Auspex RSUs and Auspex Warrants, as of March 29,

2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 8,709,148 Shares (or approximately 27.4% of all Shares outstanding as of March 29, 2015). Including Shares which may be issued under Auspex Options, Auspex RSUs and Auspex Warrants which are exercisable for or may become vested and settled for Shares, or for which restrictions may lapse, as applicable, within 60 days of March 29, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 9,546,110 Shares as of March 29, 2015 (or approximately 30% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of March 29, 2015).

The Tender and Support Agreement provides that, no later than ten business days after the commencement of the Offer (or if a Supporting Stockholder has not received the offer documents by such time, within two business days following receipt of such documents), each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires after such date during the Support Period (as defined below) (collectively, the “Subject Shares”). The Tender and Support Agreement also provides that, during the period from the date of the Tender and Support Agreement until the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the acceptance of the Offer, (c) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to such Supporting Stockholder and (d) upon mutual written agreement of the parties to terminate the Tender and Support Agreement (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement).

Confidentiality Agreement

As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Auspex and Teva agreed, among other things, to keep such Confidential Information (as defined in the Confidentiality Agreement) confidential and to use it only for the specific purpose of considering, evaluating and negotiating a possible negotiated transaction between Auspex and Teva. The Confidentiality Agreement includes a standstill provision for the benefit of Auspex that expires March 1, 2016 but terminates if (i) a third party commences a tender offer for at least 50% of the Auspex’s outstanding common stock that the Auspex Board recommends, or (ii) a third party enters into an agreement with Auspex contemplating the acquisition of at least 50% of Auspex’s outstanding common stock. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds

The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. We estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $3.5 billion at or prior to the closing of the Merger. Teva has sufficient funds in cash to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and no alternative financing arrangements or plans exist. Teva will cause or arrange for Purchaser to have sufficient funds in cash available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (d) Teva and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger.

13.	Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser will not be required to, and Teva will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of (subject to such rules and regulations) the payment for, any tendered Shares unless:

(i)	there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Teva and its controlled affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Shares subject to Restricted Stock Awards and Shares deemed issued pursuant to the ESPP plus (y) the aggregate number of Shares issuable to holders of Auspex Options and Auspex Warrants from which Auspex has received notices of exercise prior to the expiration of the Offer and as to which Shares have not yet been issued to such exercising holders of Auspex Options and Auspex Warrants, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of certain Auspex Warrants, excluding any warrants in (y) (we refer to this condition as the “Minimum Condition”);

(ii)	certain representations and warranties of Auspex regarding the capitalization of Auspex are accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except (other than a result of a willful breach by Auspex) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Auspex, Teva and their affiliates, individually or in the aggregate that is more than $2,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Auspex Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);

(iii)	certain representations and warranties of Auspex regarding capitalization of Auspex, authority of Auspex to enter into the Merger Agreement, inapplicability of Takeover Laws to Auspex, lack of a stockholder vote requirement and disclosure of any brokers entitled to a broker’s fee are accurate in all material respects as of the date of the Merger Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded, (B) any update of or modification to the Auspex Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specified date shall be measured only as of such date);

(iv)	the representations and warranties of Auspex set forth in clause “b” of the first sentence of Section 3.5 (Absence of Changes) were accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Auspex Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

(v)

the representations and warranties of Auspex set forth in the Merger Agreement (other than those referred to in bullets “(ii)”, “(iii)” or “(iv)”) above) were accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Auspex Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(vi)	Auspex has complied with or performed in all material respects all of its covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(vii)	since the date of the Merger Agreement, there has not been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(viii)	the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(ix)	Teva and Purchaser have received a certificate executed on behalf of Auspex by its Chief Executive Officer, Chief Business Officer and Corporate Secretary confirming that the conditions set forth in items (ii), (iii) and (iv) above have been duly satisfied;

(x)	there has not been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor has any action been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Teva and Purchaser shall not be permitted to invoke this condition unless they shall have taken all actions required under the Merger Agreement to have any such order lifted;

(xi)	there is not pending any suit, action or proceeding by any governmental entity seeking to prohibit or impose any material limitations on Teva’s ownership of the Shares or the operation of all or a material portion of Teva’s or Auspex’s businesses or assets (whether held directly or through subsidiaries), or to compel Teva or Auspex or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Teva or Auspex (whether held directly or through subsidiaries); and

(xii)	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Teva and Purchaser and (except for the Minimum Condition) we may waive, in whole or in part at any time and from time to time, in our sole discretion, any such condition or conditions. The failure by Teva or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, depending on the materiality of the failure to exercise any of the foregoing and the number of days remaining in the Offer, Teva may be required to extend the Offer and recirculate new disclosures to the holders of Shares.

14.	Dividends and Distributions

The Merger Agreement provides that Auspex will not, between the date of the Merger Agreement and the Effective Time, directly or indirectly, or propose to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, without Teva’s written consent. See Section 11—“Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements— Summary of the Merger Agreement —Covenants.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Teva’s and Purchaser’s review of publicly available filings by Auspex with the SEC and other information regarding Auspex, Teva and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Auspex and which might be adversely affected by the acquisition of Shares by Purchaser or Teva pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Teva pursuant to the Offer. In addition, except as set forth below, Teva and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Teva’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Teva and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Auspex’s or Teva’s business or that certain parts of Auspex’s or Teva’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the DOJ (the “Antitrust Division”) and the FTC and all applicable waiting periods under the HSR Act have expired or been terminated. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be terminated if the reviewing agency grants “early termination” of the waiting period, or it may be extended if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Auspex expect to file our respective Notification and Report Forms with the FTC and the Antitrust Division on or about the date hereof in connection with the Offer.

The FTC will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Teva, Auspex or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While we believe that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Stockholder Approval Not Required. Auspex has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Auspex and the consummation by Auspex of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Auspex, and no other corporate proceedings on the part of Auspex are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Auspex will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Auspex. Teva and Auspex intend to take all necessary and appropriate action to effect the Merger on the same day as the Offer Acceptance Time subject to the satisfaction of the remaining conditions set forth in the Merger Agreement. See Section 11— “Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement.”

State Takeover Laws. As a Delaware corporation, Auspex is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66  2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Auspex, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer, the Merger, the Tender and Support Agreement, or any of the other Transactions, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer, the Merger, the Tender and Support Agreement or any of the other Transactions, we believe that there are reasonable bases for contesting the application of such laws.

If any government official or third party seeks to apply any state takeover law to the Offer, the Merger, the Tender and Support Agreement or any of the other Transactions, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer, the Merger, the Tender and Support Agreement or any of the other Transactions and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Merger, the Tender and Support Agreement or any of the other Transactions, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered in the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Auspex may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) on or prior to the date Purchaser gives notice of its acceptance of the Shares for payment in the Offer, deliver to Auspex a written demand for appraisal of Shares held, which demand must reasonably inform Auspex of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law. A complete text of Section 262 of the DGCL is included as Annex 2 to the Schedule 14D-9, which Auspex stockholders should carefully review.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

16.	Fees and Expenses

We have retained Goldman Sachs Israel LLC as financial advisor in connection with the Offer. Teva has agreed to pay Goldman Sachs Israel LLC customary fees for such services and to reimburse Goldman Sachs Israel LLC for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs Israel LLC and related persons against various liabilities, including certain liabilities under the federal securities laws. Goldman Sachs Israel LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs Israel LLC and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Teva, Auspex, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Offer for the accounts of Goldman Sachs Israel LLC and its affiliates and employees and their customers.

We have retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are making this Offer solely pursuant to this Offer to Purchase and the related Letter of Transmittal. The Offer is not being made to (and no tender will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. We may, in our discretion, take such action as we deem necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such laws. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction designated by us.

Purchaser and Teva have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Teva or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Teva, Purchaser, Auspex or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Aurum Merger Sub, Inc.

April 7, 2015

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF TEVA AND PURCHASER

The following table sets forth information about Teva and Purchaser’s directors and executive officers as of April 7, 2015, each of whom is a citizen of Israel, unless otherwise indicated.

TEVA

Executive Officers

Name/Citizenship	Age	Executive Officer Since	Position
Erez Vigodman	55	2014	President and Chief Executive Officer

Iris Beck-Codner	49	2014	Group Executive Vice President, Corporate Marketing Excellence and Communication

Eyal Desheh	62	2008	Group Executive Vice President, Chief Financial Officer

Richard S. Egosi (Israel & United States)	52	2010	Group Executive Vice President, Chief Legal Officer

Dr. Michael Hayden (United States & Canada)	63	2012	President of Global R&D and Chief Scientific Officer

Dr. Rob Koremans (Netherlands)	52	2012	President and Chief Executive Officer, Global Specialty Medicines

Dr. Carlo de Notaristefani (United States & Italy)	57	2012	President and Chief Executive Officer-Global Operations

Sigurdur (Siggi) Olafsson	46	2014	President and Chief Executive Officer, Global Generic Medicines Group

Mark Sabag	45	2013	Group Executive Vice President, Human Resources

Directors

Name	Age	Director Since	Term Ends
Prof. Yitzhak Peterburg—Chairman	64	2012	2016
Roger Abravanel	68	2007	2015
Dr. Sol J. Barer	67	2015	2017
Dr. Arie Belldegrun	65	2013	2016
Amir Elstein	59	2009	2016
Jean-Michel Halfon	63	2014	2017
Prof. Richard A. Lerner	76	2012	2015
Prof. Moshe Many	86	1987	2016
Galia Maor	72	2012	2015
Joseph Nitzani	68	2008	2017
Dan Propper	74	2012	2017
Ory Slonim	72	2008	2017
Erez Vigodman	55	2009	2015

Executive Officers

Erez Vigodman became Teva’s President and Chief Executive Officer in February 2014 after joining Teva’s Board of Directors in 2009. From 2010 to 2014, he served as President and Chief Executive Officer of Adama Agricultural Solutions Ltd. (formerly Makhteshim Agan Industries Ltd.), the world’s leading generic crop protection (agrochemical) company. From 2001 to 2009, he served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Iris Beck-Codner became Group Executive Vice President, Corporate Marketing Excellence and Communication in 2014. From 2013 to 2014, Ms. Beck-Codner served as Senior Vice President, Chief Communications Officer. From 2009 to 2012, she served as Group CEO of McCann Erickson Israel, IPG and from 2002 to 2008, as Vice President Marketing & Content at Partner Communications Company Ltd. From 1999 to 2000, she served as General Manager of Lever Israel, a wholly-owned subsidiary of Unilever Israel. Ms. Beck-Codner received a B.A. in economic sciences from Haifa University and an M.B.A. with distinction from Bar-Ilan University.

Eyal Desheh became Group Executive Vice President, Chief Financial Officer in 2012. From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer. From 2008 to 2012, he served as Teva’s Chief Financial Officer. From 2000 to 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. From 1996 to 2000, he was Chief Financial Officer of Scitex Ltd. From 1989 to 1996, he served as Deputy Chief Financial Officer at Teva. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Richard S. Egosi became Group Executive Vice President, Chief Legal Officer in 2012. From 2010 to 2012, Mr. Egosi served as Teva’s Corporate Vice President, Chief Legal Officer and Company Secretary. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva Americas. Mr. Egosi received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Dr. Michael Hayden joined Teva as President of Global R&D and Chief Scientific Officer in May 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the

Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He also served as a director of Med Biogene Inc. from 2010 to 2011. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, the highest honor that Canada can give its citizens for exceptional achievement and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998, and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine in 1975, Ph.D. in Genetics in 1979 and DCH Diploma in Child Health in 1979 from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School in 1982 and an FRCPC in internal medicine from the University of British Columbia in 1984.

Dr. Rob Koremans became President and CEO, Global Specialty Medicines in 2013. From 2012 to 2013, Dr. Koremans served as President and CEO of Teva Pharmaceuticals Europe. Prior to joining Teva, from 2009 to 2012, Dr. Koremans was a member of the Global Leadership Team of Sanofi and served as CEO of Zentiva and as Senior Vice President Generics, Strategy and Development at Sanofi. Before joining Sanofi, Dr. Koremans served as CEO of Cryo-Save, as a member of the Executive Board in charge of Global Commercial Operations for Grunenthal GmbH and as Vice President Europe, Middle-East and Africa for Serono. Dr. Koremans received a medical degree from the Erasmus University of Rotterdam in 1988.

Dr. Carlo de Notaristefani joined Teva as President and Chief Executive Officer, Global Operations in August 2012. Prior to joining Teva, from 2004 to 2011, Dr. de Notaristefani was a member of the senior management team at Bristol-Myers Squibb, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining Bristol-Myers Squibb, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a Ph.D. in chemical engineering from the University of Naples.

Sigurdur (Siggi) Olafsson joined Teva as President and Chief Executive Officer, Global Generic Medicines Group in 2014. Mr. Olafsson served as President of Actavis Pharma from 2012 to 2014, Executive Vice President, Global Generics, at Actavis plc (Watson) from 2010 to 2012 and CEO of the Actavis Group from 2008 to 2010. From 2003 to 2008, he held positions of increasing responsibility within the Actavis Group, including Deputy CEO, Vice President of Corporate Development and CEO of Actavis Inc. U.S. From 1998 to 2003, he held positions of increasing responsibility with Pfizer’s Global R&D organization in the U.K. and U.S. From 1994 to 1998, he served as Head of Drug Development for Omega Farma in Iceland. Mr. Olafsson received a M.S. in pharmacy (Cand Pharm) from the University of Iceland, Reykjavik.

Mark Sabag became Group Executive Vice President, Human Resources in August 2013. From 2012 to 2013, Mr. Sabag served as Global Deputy Vice President, Human Resources. From 2010 to 2012, he served as Vice President, Human Resources for Teva’s International Group. From 2006 to 2010, he served as Vice President, Human Resources International Group and Corporate Human Capital. Prior to joining Teva, Mr. Sabag held senior human resources roles with Intel Corporation. Mr. Sabag received a B.A. in Economics and Business Management from Haifa University in 1995.

Directors

Prof. Yitzhak Peterburg became Teva’s Chairman of the Board of Directors on January 1, 2015, after rejoining Teva’s Board of Directors in 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. and is also the Chairman of Regenera Pharma Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. Prof. Peterburg is a professor at the School of Business, Ben-Gurion University. With his experience as a leader in Israeli healthcare and as a former executive officer of Teva, expertise in health information technology and knowledge transfer within large-scale, fragmented networks, as well as his leadership of large Israeli companies, Prof. Peterburg provides healthcare, management and operational expertise as well as knowledge about Teva and its global operations.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013 and as a director of Luxottica Group SpA. from 2006 to 2014. Mr. Abravanel currently serves as a director of Admiral Group plc and of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972. Mr. Abravanel’s years of service as an international business consultant, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Dr. Sol J. Barer joined Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer currently serves on the board of directors of Amicus Therapeutics and Aegerion Pharmaceuticals. Dr. Barer is Chairman of the Board of InspireMD and Medgenics. Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University in 1974 and his B.S. in Chemistry from Brooklyn College of the City University of New York in 1968. With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Chairman, President, CEO and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc., Chairman of TheraCoat Ltd., a director of SonaCare Medical LLC and until 2013 he served as a director of Nile Therapeutics Inc. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun is Chairman and Partner of Two River Consulting, LLC. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and

Jobs Committee; and is the author of more than 450 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-doctoral studies in immunology at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health. Dr. Belldegrun’s career as a leading medical researcher and his entrepreneurial activities in various pharmaceutical ventures provide scientific expertise and pharmaceutical development experience.

Amir Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992. Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

Jean-Michel Halfon joined Teva’s Board of Directors in 2014. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 until 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after having served in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures in 1974 and an M.B.A. from Institut Supérieur des Affaires in 1977. Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Prof. Richard Alan Lerner, M.D. joined Teva’s Board of Directors in 2012. Prof. Lerner served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc. from 2005 until 2012. He currently serves as a director of Opko Health, Inc., Sequenom, Inc. and Intra-Cellular Therapies Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S and M.D. degrees from Stanford University Medical School in 1964 and interned at Palo Alto Stanford Hospital from 1964 to 1965. With his long tenure as president of a major biomedical research organization, and experience as a physician and a scientist, Prof. Lerner provides valuable business, scientific and management expertise.

Prof. Moshe Many, M.D., Ph.D. joined Teva’s Board of Directors in 1987, and served as Vice Chairman of the Board of Directors of Teva from March 2010 to January 2014. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until

1987 at Sheba Medical Center. Prof. Many serves as a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta Genomics from 2002 to 2011 and as Chairman of the Board of Real Imaging Ltd. from 2010 to 2013. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969. With his experience as a doctor and hospital administrator, service as president of academic institutions, many years as a Teva director and his service and directorships at other pharmaceutical companies, Prof. Many provides leadership, management, healthcare and governance expertise, as well as extensive knowledge regarding the Company’s operations and culture.

Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives, as well as her experience as a senior executive at Bank of Israel, provides financial, capital markets, accounting and regulatory expertise.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. From 2008 until 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 until 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Client Assets Private Banking and Consulting Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani serves as chairman of the endowment fund and as a member of the investment funds committee of Tel Aviv University since 2012. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting, healthcare and regulatory expertise.

Dan Propper rejoined Teva’s Board of Directors in 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products and a part of the Nestle Group. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary doctorate from the Technion-Israel Institute of Technology in 1999. From 2011 until 2014, Mr. Propper served as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology. As a leader of Israeli industry, including as chief executive officer and chairman of a large, industrial food corporation, Mr. Propper provides business, industrial, operational and commercial expertise.

Ory Slonim rejoined Teva’s Board of Directors in 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. He served as a director and Chairman of the audit committee of U. Dori Group Ltd. from 1993 to 2011, as a director of Oil Refineries Ltd. from 2007 to 2012 and as Vice Chairman of Harel Insurance Investments and Financial Services Ltd. from 2008 to 2013. From 1988 to 2007, he served as Vice Chairman of the Board of Migdal Insurance and Financial Holdings Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risk Management Plans since 2005. Mr. Slonim received the Presidential Volunteer Medal in 1992 and the Presidential Medal of Distinction in 2012. Mr. Slonim received an LL.B degree from the Hebrew University in 1968. Mr. Slonim’s legal background and many years of service on boards of leading firms in Israel provides expertise in risk management, governance and regulatory matters.

The biography of Erez Vigodman, our President and Chief Executive Officer, and one of our directors, appears under “—Executive Officers” above.

PURCHASER*

Executive Officers and Directors

Name	Age	Executive Officeror Director Since	Position
Larry Downey	62	2015	President

Michael M. Derkacz	47	2015	Senior Vice President

Deborah A. Griffin	48	2015	Senior Vice President and Chief Financial Officer

Austin D. Kim	51	2015	Director

Brian E. Shanahan	43	2015	Director

*	Each person listed is a US citizen.

Larry Downey is President of Purchaser and has served as President, North America Specialty Medicines of Teva since 2013. Previously, he was Executive Vice President, North America Brand Pharmaceuticals. Mr. Downey earned a B.S. with honors in business administration from the University of Missouri, Columbia in 1974 and an M.B.A., with an emphasis in marketing, from the University of Missouri, Kansas City in 1981.

Mike Derkacz is Senior Vice President of Purchaser. He has served as Senior Vice President and General Manager, Global CNS at Teva since January 2015. Previously, Mr. Derkacz was Vice President and U.S. General Manager for CNS since 2011. Prior to 2011, Mr. Derkacz was Vice President, CNS for Cephalon, Inc., which was acquired by Teva in October 2011. Mr. Derkacz received a B.A. in communications and advertising, with a minor in business administration and marketing, from the University of Texas, Arlington in 1991.

Deborah A. Griffin, age 48, is Senior Vice President and Chief Financial Officer of Purchaser. She has served as Senior Vice President and Chief Accounting Officer of Teva since 2013. She has held various other Finance positions since joining Teva in 2001, and most recently was Vice President and Chief Financial Officer, Teva Pharmaceuticals USA, from 2007 through 2013. Ms. Griffin received a B.S. in accounting from LaSalle University in 1988 and is a CPA licensed in the state of Pennsylvania.

Brian E. Shanahan is Assistant Secretary and a member of the Board of Directors of Purchaser. He has served as Vice President and Deputy General Counsel-Transactions for Teva since 2013. He has held various legal and corporate secretarial positions at Teva and its subsidiaries since joining Teva in 2002. Mr. Shanahan received a bachelor’s in business administration in 1994 from the McDonough School of Business, Georgetown University, and a J.D. from Georgetown University Law Center in 1997.

Austin D. Kim is Secretary and a member of the Board of Directors of Purchaser. He is Vice President and Deputy General Counsel, Corporate/M&A of Teva and has held various legal positions at Teva and its subsidiaries since joining Teva in 2006. Mr. Kim received an A.B. in English literature and Economics from Stanford University in 1985 and a J.D. from the Columbia University School of Law in 1988.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY TO THE ADDRESS OR FACSIMILE NUMBER SET FORTH BELOW. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF AUSPEX OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS (SHARE CERTIFICATES SHOULD ONLY BE SENT BY MAIL OR COURIER (AND NOT BY FACSIMILE)):

The Depositary for the Offer is:

American Stock Transfer & Trust Company LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

Telephone: (800) 937-5449

Facsimile: (718) 234-5001

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and/or the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: ASPX@mackenziepartners.com